C21 Investments Announces Unaudited Year End Results

Generated a Fifteenth Consecutive Quarter of Positive Free Cash Flow1 in Q4

VANCOUVER, June 2, 2023 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced unaudited results for its fiscal year ended January 31, 2023. The Company's audited financial statements are delayed while its current and previous auditors address the tax provision for the previous fiscal year. C21 and its auditors continue to work diligently toward completing the Filings as soon as possible. The Company's unaudited fiscal year end financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars.

Unaudited Fiscal Year Financial Highlights (February 1, 2022 to January 31, 2023):

  Revenue of $28.9 million - down 12% year-over-year (state of Nevada cannabis sales were down 16% over the comparative period2)
  Net Income from Continuing Operations of $1.0 million; Earnings Per Share from Continuing Operations of $0.01
  Gross Margin of 46.4%; Adjusted Gross Profit Margin1 of 49.0%
  Adjusted EBITDA1 of $7.4 million - a 26% EBITDA Margin
  Cash Flow from Operations of $6.0 million - a fourth consecutive year of positive quarterly Free Cash Flow1
  Total Liabilities reduced by $3.8 million

Q4 Financial Highlights (November 1, 2022 to January 31, 2023):

  Revenue of $7.0 million - down 2% sequentially (note - State of Nevada cannabis sales were down 3% over the comparative period3)
  Adjusted Gross Profit1 of 38%
  Adjusted EBITDA1 of $0.9 million
  Cash Flow from Operations of $1.2 million - a 15th consecutive quarter of positive Free Cash Flow1

Financial Year (FY) and Q4 Management and Operational Commentary:

"We are pleased to report a fourth straight year of significant positive free cash flow, notwithstanding continued industry and macro headwinds" stated Chief Executive Officer and President of C21, Sonny Newman. "The Nevada market experienced a decline in cannabis sales year-over-year which resulted in persistent downward pressure on retail margins. C21 responded to these market dynamics by launching a new loyalty program which enabled us to maintain our half million customer transactions annually at our dispensaries. Also, in the second half of the year, the Nevada wholesale market experienced dislocation due to a number of competitors ceasing operations and liquidating inventory. The Nevada wholesale market has since stabilized and we have generated record wholesale revenues for Nevada in the first quarter of the new year. Our strategy and relentless focus on generating sustained free cash flow and deleveraging our balance sheet allows us to capitalize on those opportunities in the current environment that support our goal of delivering value to our shareholders."

1 "Free Cash Flow", "Adjusted Gross Profit", "Adjusted Gross Profit Margin" and "Adjusted EBITDA" and are non-GAAP measures. See "Non-GAAP Measures" below for a discussion of such non-GAAP measures and a reconciliation to the closest comparable GAAP measures.

2 State of Nevada Cannabis Tax Revenue: https://tax.nv.gov/Publications/Cannabis_Statistics_and_Reports/

3 Headset Total Cannabis Sales in Nevada: https://www.headset.io/markets/nevada

C21's revenue of $28.9 million for the year declined 12.4% from the previous year, but outperformed Nevada market sales which saw an overall decline of 15.5% in total sales over the same period2. Revenue for Q4 was $7.0 million, down 2.4% sequentially, due primarily to retail price discounting in Nevada (state cannabis sales were down 3.4% for the comparative period3). Transaction volume was moderately affected by seasonality in the fourth quarter as well as smaller average basket size. Wholesale sales increased in Q4 as the Company experienced increased demand in both the latter part of Q4 as well as continued ramp in demand into Q1-FY2024.

Gross Profit for the year was 46.4%, a decline from the previous year of 57.0%, due to several factors including a gradual weakening in the market of product demand as consumer discretionary habits shifted with the easing of pandemic restrictions.  As the fiscal year progressed, the industry experienced an increased supply to the wholesale market resulting in falling prices as a number of players ceased operations and liquidated inventory.  In response to these market dynamics, C21 made the strategic decision to shut down cultivation rooms on a rotating basis throughout Q4 and took the opportunity to perform maintenance on rooms as needed.  The impact of these activities resulted in lower flower yields for the period.  Gross profit for the year was also affected by retail price discounting in the market during Q4.  In response to these competitive pressures, C21 began awarding loyalty points to recreational customers, further impacting margins in the short term.  On the positive side, Q4 saw a large cultivator cease operations, which spurred a significant recovery in both price and volume for the Company's wholesale business.  C21's wholesale revenues have since hit record levels in Q1-2024 with harvest operations and yields returning to normal levels in the latter part of Q1- 2024.

Adjusted Gross Profit2 was 49.0% for FY 2023 factoring one-time adjustments for non-cash inventory revaluing and production curtailment.  Due to the aforementioned cultivation curtailment and retail pricing pressure in Q4, Adjusted Gross Profit2 was 38% for Q4.

For the fiscal year, the Company generated $7.4 million of Adjusted EBITDA1 - a 26% EBITDA Margin.

C21 reported Net Income from Continuing Operations of $1.0 million or $0.01 Earnings Per Share.

Cash Flow from Operations was $6.0 million for the year, including a fifteenth consecutive quarter of positive Cash Flow from Operations in Q4 of $1.2 million. Income taxes were accrued in Q4.

Cash at the end of Q4 was $1.9 million, down $0.4 million from Q3. The Company's senior secured note (the "Newman Note") payable to its President and Chief Executive Officer, Sonny Newman, was reduced by $1.5 million in Q4 and $6.1 million for the year, as well as a buyout of ongoing lease obligations in discontinued operations. Total Liabilities were reduced $3.8 million for the year.

Subsequent to the end of Q4, the Company has fully paid down the Newman Note by an additional $2.0 million as of June 1, 2023. As well, Silver State has experienced a strong increase in wholesale sales in Q1-FY2024, including for the Company's branded Phantom Farms flower available in select stores throughout the state.

The Company has 120,047,814 issued and outstanding common shares as of June 1, 2023, no change since January 31, 2022.

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow", "Adjusted Gross Profit", "Adjusted Gross Profit Margin" and "Adjusted EBITDA". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations in a period minus capital expenses of property and equipment. Management believes that Free Cash Flow, which measures our ability to generate additional cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Free Cash Flow:

Fiscal Year Ended	January 31, 2023	January 31, 2022

Cash Provided by Operating Activities from Continuing Operations	5,971,267	8,438,609
Purchase of Property and Equipment	(442,285)	(2,562,304)

Free Cash Flow	5,528,982	5,876,305

"Adjusted Gross Profit" and "Adjusted Gross Profit Margin" are defined as Gross Profit and Gross Profit Margin adjusted for certain material non-cash items including the one-time relief of fair value of inventory on acquisition, non-cash write downs of inventory, non-recurring expenses related to the strategic maintenance of cultivation facilities and other one-time adjustments to gross profit that management does not believe are reflective of ongoing operations.

Adjusted Gross Profit:

Fiscal Year Ended	January 31, 2023	January 31, 2022
Gross Profit Gross Profit Margin %	13,401,146 46.4%	18,809,985 57.0%
Production curtailment, non-cash inventory adjustments	759,000	-
Adjusted Gross Profit Adjusted Gross Profit Margin%	14,160,146 49.0%	18,809,985 57.0%

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

Adjusted EBITDA:

	FY2023	Q4	Q3	Q2	Q1
	Jan 31, 2023	Jan 31, 2023	Oct 31, 2022	Jul 31, 2022	Apr 30, 2022
Net Income (Loss)	$84,202	$(2,328,168)	$248,507	$1,857,043	$306,820

Interest expenses, net	456,691	60,530	98,657	133,455	164,049
Provision for Income Taxes	3,203,570	1,065,966	1,154,189	485,152	498,263
Depreciation and Amortization	1,365,018	340,664	341,782	341,286	341,286
Depreciation and Interest in COGS	812,367	203,091	203,093	203,091	203,092
EBITDA	$5,921,848	$(657,917)	$2,046,228	$3,020,027	$1,513,510
Change in fair value of derivative liabilities	(742,483)	14,830	(127,813)	(629,500)	-
Share based compensation	209,441	20,803	31,788	54,064	102,786
Loss from discontinued operations	903,536	528,919	(11,154)	(344,554)	730,325
One-time special project costs	345,790	-	206,459	89,331	50,000
Production curtailment, non-cash inventory adjustments	759,000	1,012,000	(253,000)
Other gain/loss	49,722	18,723	13,173	21,972	(4,146)
Adjusted EBITDA	$7,446,854	937,358	$1,905,681	$2,211,340	$2,392,475

FYE Balance Sheet Summary:

(US$)	January 31, 2023	January 31, 2022
Assets
Cash	1,891,772	3,067,983
Inventory	4,173,573	4,054,473
Other current	2,861,820	3,162,018
Current Assets	8,927,165	10,284,474
Fixed Assets / Goodwill / Intangibles	49,545,670	51,569,000
Total Assets	58,472,835	61,853,474

Liabilities
Accounts payable	2,921,426	2,508,869
Promissory note - current portion	2,026,667	6,080,000
Income taxes payable	7,492,601	4,790,176
Other notes, current lease etc.	2,781,437	2,481,519
Current Liabilities	15,222,131	15,860,564
Lease liabilities	8,554,702	8,953,425
Promissory note	-	2,026,667
Derivative liability and other	467,359	1,161,640
Total Liabilities	24,244,192	28,002,296

Shareholders' Equity	34,228,643	33,851,178
Total Liabilities and Shareholders' Equity	58,472,835	61,853,474

FY Financial Summary:

	FY 2023	FY 2022
(US$)	January 31, 2023	January 31, 2022
Revenue	28,888,410	32,982,976
Cost of Sales	15,487,264	14,172,991
Gross Profit Gross Margin%	13,401,146 46.4%	18,809,985 57.0%
Total Expenses	9,445,908	9,055,175
Income from Operations	3,955,238	9,754,810
Adjusted EBITDA[2] EBITDA Margin%	7,446,854 25.8%	12,443,162 37.7%

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations info@cxxi.ca +1 833 289-2994	Michael Kidd Chief Financial Officer and Director Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.